Mail Stop 3561

February 29, 2008

Mr. Steven Benrubi, Executive Vice-President and
 Chief Financial Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, California 92610

> **Re: The Wet Seal, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed April 17, 2007**
> **File No. 001-18632**

Dear Mr. Benrubi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director